BB   BB 3/8

SECURIT 05037406 ON

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

RECD S.E.C.
FEB 2 5 2005
626

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66421

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TCP, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 South Tryon Street, Suite 2440
(No. and Street)

Charlotte, North Carolina 28280
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey Hoff (704) 332-2710 x 25
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dixon Hughes
(Name – *if individual, state last, first, middle name*)

6525 Morrison Blvd, Suite 516, Charlotte, N.C. 28211
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/10/05

OATH OR AFFIRMATION

I, Jeffray Hoff, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TCP, LLC, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

none

Signature

Managing Director / FINOP Mgr.

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Équity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TCP, LLC

Financial Report

Year Ended December 31, 2004

TABLE OF CONTENTS

DIXON HUGHES PLLC
Certified Public Accountants and Advisors

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
TCP, LLC
Charlotte, North Carolina

We have audited the accompanying statement of financial condition of TCP, LLC as of December 31, 2004, and the related statements of operations, members' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TCP, LLC as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules, on pages 9 to 11, inclusive, is presented for the purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Dixon Hughes PLLC

January 19, 2005

SouthPark Office:
6525 Morrison Boulevard, Suite 516
Charlotte, NC 28211-3577
Ph. 704.367.7020 Fx. 704.367.7760
www.dixon-hughes.com

Uptown Office:
3600 Bank of America Plaza
101 South Tryon Street, Charlotte, NC 28280-0011
Ph. 704.334.3600 Fx. 704.372.0303
www.dixon-hughes.com

A Member of Moores Rowland International
An association of independent accounting firms throughout the world.

TCP, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2004

ASSETS		
Cash	$	22,933
Other Assets		472
	$	23,405
MEMBERS' EQUITY	$	23,405

TCP, LLC
STATEMENT OF OPERATIONS
Year Ended December 31, 2004

INCOME		
Consulting Income	$	75,000
EXPENSES		
Other operating expenses		10,993
NET INCOME	$	64,007

Balance, December 31, 2003	$ 9,998
Contributions	14,400
Distribution	(65,000)
Net income	64,007
Balance, December 31, 2004	$ 23,405

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 64,007
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
Increase in other assets	(472)
NET CASH PROVIDED BY OPERATING ACTIVITIES	63,535
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital contribution	14,400
Distributions	(65,000)
NET CASH USED BY FINANCING ACTIVITIES	(50,600)
NET INCREASE IN CASH	12,935
CASH, BEGINNING	9,998
CASH, ENDING	$ 22,933

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

TCP, LLC (the "Company"), a wholly owned entity of Triarch Capital Partners, LLC, was formed under the laws of North Carolina in 2003, and conducts its operations in Charlotte, North Carolina. The Company provides advice and assistance to clients regarding mergers and acquisitions, recapitalizations, private capital placements, private equity investments and other financial assignments. The Company is a registered broker-dealer in securities with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD").

Income Taxes

For income tax purposes, the Company is treated as a combined entity with Triarch Capital Partners, LLC and has no separate income tax provision.

Use of Estimates

These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. These accounting principles require management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

NOTE B – NET CAPITAL REQUIREMENT

As a registered broker-dealer and member of NASD, the Company is subject to the SEC's Uniform Net Capital Rule which requires the maintenance of minimum net capital. The Company does not carry customer accounts and therefore is required to have minimum net capital (as defined) of $5,000. Net capital at December 31, 2004 was $22,933.

NOTE C – RELATED PARTY TRANSACTIONS

Rents paid to parent company, Triarch Capital Partners, LLC for the year ended December 31, 2004 were $8,000.

NOTE D – REVENUE CONCENTRATION

One customer accounted for all of the revenue during the year ended December 31, 2004.

SUPPLEMENTAL SCHEDULES

DIXON HUGHES PLLC
Certified Public Accountants and Advisors

SUPPLEMENTAL REPORT ON INTERNAL CONTROL

To the Board of Directors
TCP, LLC
Charlotte, North Carolina

In planning and performing our audit of the financial statements and supplemental schedules of TCP, LLC (the "Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

SouthPark Office:
6525 Morrison Boulevard, Suite 516
Charlotte, NC 28211-3577
Ph. 704.367.7020 Fx. 704.367.7760
www.dixon-hughes.com

Uptown Office:
3600 Bank of America Plaza
101 South Tryon Street, Charlotte, NC 28280-0011
Ph. 704.334.3600 Fx. 704.372.0303
www.dixon-hughes.com

A Member of Moores Rowland International
An association of independent accounting firms throughout the world

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Dixon Hughes PLLC

January 19, 2005

Total members' equity	$ 23,405
Deductions	
Nonallowable assets:	
Other	472
Net Capital	$ 22,933
Aggregate indebtedness:	
Accounts payable and accrued expenses	$ --
Minimum net capital requirement	$ 5,000
Excess net capital at 1500%	$ 17,933
Excess net capital at 1000%	$ 22,933
Ratio of aggregate indebtedness to net capital	0%
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2004):	
Net capital as reported in Part II of FOCUS report	$ 22,933
Audit adjustments	--
Net capital per above	$ 22,933

TCP, LLC did not carry any balances for customers as of December 31, 2004 or at any time during the year from January 1, 2004 through December 31, 2004 and is therefore exempt from this computation requirement.

TCP, LLC did not hold any fully paid or excess margin securities for customers as of December 31, 2004 or at any time during the year from January 1, 2004 through December 31, 2004 and this requirement for information is therefore not applicable.